Exhibit 99.2
Abitibi-Consolidated Inc.
Consolidated Statements of Operations
(Unaudited, in millions of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Sales	$854	$999	$2,584	$3,131
Costs and expenses:
Cost of sales, excluding amortization	639	828	2,086	2,531
Amortization of property, plant and equipment	54	102	208	308
Amortization of intangible assets	3	4	12	13
Distribution costs	98	116	312	356
Selling, general and administrative expenses	38	43	117	138
Closure costs, impairment and other related charges	90	3	532	22
Net gain on disposition of assets	(5)	(40)	(6)	(71)

Operating loss	(63)	(57)	(677)	(166)
Interest expense	103	85	281	258
Loss (gain) on translation of foreign currencies	14	(200)	91	(468)
Other (income) expense, net	(9)	1	28	(29)

(Loss) income before the following items	(171)	57	(1,077)	73
Income tax expense (recovery)	7	1	(21)	(79)
Share of earnings from investments subject to significant influence	—	—	(1)	(1)
Non-controlling interests	3	2	6	21

Net (loss) income	$(181)	$54	$(1,061)	$132

Consolidated Statements of Comprehensive Loss
(Unaudited, in millions of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Net (loss) income	$(181)	$54	$(1,061)	$132
Other comprehensive loss, net of income taxes
Foreign currency translation adjustment	(920)	(81)	(489)	(192)
Reclassification to earnings of gains on derivatives designated as cash flow hedging instruments (a)	(3)	(8)	(20)	(9)
Change in unrecognized gains on derivatives designated as cash flow hedging instruments (b)	—	27	—	55

Comprehensive loss	$(1,104)	$(8)	$(1,570)	$(14)

(a)	Net of $1 million and $9 million of income taxes in the three and nine months ended September 30, 2008, respectively, and net of $3 million and $4 million of income taxes in the three and nine months ended September 30, 2007, respectively.

(b)	Net of $13 million and $25 million of income taxes in the three and nine months ended September 30, 2007, respectively.
See accompanying notes to unaudited consolidated financial statements.

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows
(Unaudited, in millions of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash flows from operating activities
Net (loss) income	$(181)	$54	$(1,061)	$132
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization	57	106	220	321
Future income taxes	6	(5)	(21)	(89)
Loss (gain) on translation of foreign currency denominated debt	—	(210)	74	(535)
Employee future benefits, excess of funding over expense	(23)	(8)	(67)	(45)
Recognition of non-cash hedging gains related to revenue	(3)	—	(24)	—
Net gain on dilution resulting from units issued by a subsidiary	—	—	—	(33)
Net gain on disposition of assets	(5)	(40)	(6)	(71)
Non-controlling interests	3	2	6	21
Closure costs, impairment and other related charges	91	—	518	—
Other, net	(5)	(1)	10	(9)
Changes in working capital:
Accounts receivable	(10)	(21)	(208)	38
Inventories	(2)	11	109	16
Prepaid expenses	10	—	4	(18)
Accounts payable and accrued liabilities	45	(94)	58	(149)

Net cash used in operating activities	(17)	(206)	(388)	(421)

Cash flows from financing activities
Increase in short-term debt	—	53	778	433
Decrease in short-term debt	—	(19)	(810)	(287)
Increase in long-term debt	—	—	425	250
Repayments of long-term debt	—	—	(283)	(67)
Dividends and cash distributions paid to non-controlling interests	(1)	(4)	(3)	(16)
Net proceeds on issuance of units by a subsidiary	—	—	—	37
Other, net	1	—	1	—

Net cash provided by financing activities	—	30	108	350

Cash flows from investing activities
Additions to property, plant and equipment	(25)	(30)	(72)	(71)
Cash distributions from entities subject to significant influence	1	—	2	—
Net proceeds on disposal of assets	5	56	6	98
Net proceeds on disposal of investment	—	—	351	—
Increase in deposit requirements for letters of credit	(1)	(2)	(73)	(24)
Decrease in note from an affiliate	—	—	132	—
Other, net	—	2	1	3

Net cash (used in) provided by investing activities	(20)	26	347	6

Net (decrease) increase in cash and cash equivalents	(37)	(150)	67	(65)
Foreign currency translation adjustment on cash and cash equivalents	(2)	(7)	(1)	(10)
Cash and cash equivalents, beginning of period	237	298	132	216

Cash and cash equivalents, end of period	$198	$141	$198	$141

Cash outflows during the period related to:
Interest	$85	$79	$233	$245
Income taxes	—	3	3	10

See accompanying notes to unaudited consolidated financial statements.

Abitibi-Consolidated Inc.
Consolidated Balance Sheets
(Unaudited, in millions of Canadian dollars)

	September 30,	December 31,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$198	$132
Accounts receivable, net	192	303
Accounts receivable from affiliates	229	—
Inventories, net	412	530
Prepaid expenses	42	44

Total current assets	1,073	1,009

Assets held for sale	40	174
Property, plant and equipment, net	1,896	3,015
Intangible assets, net	368	443
Employee future benefits	542	500
Future income taxes	4	8
Other assets	240	183
Goodwill	755	1,240

Total assets	$4,918	$6,572

Liabilities and shareholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued liabilities	$607	$691
Short-term debt	369	383
Long-term debt due within one year	11	342
Liabilities associated with assets held for sale	2	17

Total current liabilities	989	1,433

Liabilities associated with assets held for sale	23	2
Long-term debt	3,695	3,001
Employee future benefits	186	261
Future income taxes	171	205
Other long-term liabilities	48	55
Non-controlling interests	33	69
Commitments and contingencies
Shareholders’ (deficit) equity:
Capital stock	3,518	3,518
Contributed surplus	91	43
Note receivable from an affiliate	(251)	—
Deficit	(2,652)	(1,591)
Accumulated other comprehensive loss	(933)	(424)

Total shareholders’ (deficit) equity	(227)	1,546

Total liabilities and shareholders’ (deficit) equity	$4,918	$6,572

See accompanying notes to unaudited consolidated financial statements.

Abitibi-Consolidated Inc.
Consolidated Statements of Changes in Shareholders’ (Deficit) Equity
(Unaudited, in millions of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Capital stock
Common shares, beginning and end of period	$3,518	$3,518	$3,518	$3,518

Contributed surplus
Contributed surplus, beginning of period	46	42	43	40
Stock option compensation expense	—	1	3	3
Adjustment to consideration exchanged in Donohue asset transfer	45	—	45	—

Contributed surplus, end of period	91	43	91	43

Note receivable from an affiliate
Note receivable from an affiliate, beginning of period	—	—	—	—
Note receivable reclassified during period	(251)	—	(251)	—

Note receivable from an affiliate, end of period	(251)	—	(251)	—

Deficit
Deficit, beginning of period, as previously reported	(2,429)	(799)	(1,591)	(843)
Prior period adjustment to increase valuation allowance (1)	(42)	—	—	—

Deficit, beginning of period (restated)	2,471
Transition adjustment on adoption of Financial Instruments standards, net of taxes	—	—	—	(34)
Net (loss) income	(181)	54	(1,061)	132

Deficit, end of period	(2,652)	(745)	(2,652)	(745)

Accumulated other comprehensive loss, net of taxes
Accumulated other comprehensive loss, beginning of period	(10)	(355)	(424)	(264)
Transition adjustment on adoption of Financial Instruments standards, net of taxes	—	—	—	(7)
Other comprehensive loss for the period, net of income taxes	(923)	(62)	(509)	(146)

Accumulated other comprehensive loss, end of period	(933)	(417)	(933)	(417)

Total shareholders’ (deficit) equity, end of period	$(227)	$2,399	$(227)	$2,399

(1)	In the third quarter of 2008, the Company identified a prior period error relating to the calculation of the Company’s valuation allowance at March 31, 2008. The impact of the error resulted in an overstatement of deferred tax assets at March 31, 2008 of $42 million, and a corresponding understatement of net loss for the first quarter of 2008. See further discussion in Note 9, “Income tax expense (recovery).”
Total of deficit and accumulated other comprehensive loss amounts to $3,585 million as of September 30, 2008 ($1,162 million as of September 30, 2007).
See accompanying notes to unaudited consolidated financial statements.

Abitibi-Consolidated Inc.
Consolidated Business Segments
(Unaudited, in millions of Canadian dollars)

			Operating	Additions to	Sales
Three months ended September 30, 2008	Sales	Amortization	(loss) income(1)	capital assets(2)	Volume

Newsprint	$440	$26	$50	$—	$584	a	)
Specialty papers	339	21	22	20	376	a	)
Wood products (3)	70	5	(6)	5	194	b	)
Corporate and other	5	5	(129)	—	—

Total	$854	$57	$(63)	$25

			Operating	Additions to	Sales
Three months ended September 30, 2007	Sales	Amortization	(loss) income	capital assets (2)	Volume

Newsprint	$526	$55	$(15)	$12	830	a	)
Specialty papers	330	37	(34)	10	424	a	)
Wood products (3)	126	11	(27)	8	362	b	)
Corporate and other	17	3	19	—	—

Total	$999	$106	$(57)	$30

			Operating	Additions to	Sales
Nine months ended September 30, 2008	Sales	Amortization	(loss) income(1)	capital assets(2)	Volume

Newsprint	$1,344	$110	$(23)	$18	1,976	a	)
Specialty papers	959	77	(5)	48	1,150	a	)
Wood products (3)	245	24	(45)	6	782	b	)
Corporate and other	36	9	(604)	—	—

Total	$2,584	$220	$(677)	$72

			Operating	Additions to	Sales
Nine months ended September 30, 2007	Sales	Amortization	(loss) income(1)	capital assets (2)	Volume

Newsprint	$1,667	$167	$(8)	$42	2,436	a	)
Specialty papers	1,022	111	(47)	19	1,238	a	)
Wood products (3)	416	33	(70)	9	1,193	b	)
Corporate and other	26	10	(41)	1	—

Total	$3,131	$321	$(166)	$71

a)	In thousands of tonnes

b)	In millions of board feet

(1)	Corporate and other for the nine months ended September 30, 2008 includes a $421 million charge for the impairment of Donohue long-lived assets (see Note 6, “Sale of Donohue”). Corporate and Other for the three and nine months ended September 30, 2008 includes a $91 million charge for the impairment of Mackenzie long-lived assets (see Note 5 “Closure costs, impairment and other related charges”).

The Newsprint and Corporate and other segments for the nine months ended September 30, 2007 reflect a reclassification of $67 million of operating income from Corporate and other to Newsprint related to an adjustment to the presentation of these business segments in the second quarter of 2007.

(2)	Capital assets include property, plant and equipment and intangible assets.

(3)	Wood products sales exclude inter-segment sales of $30 million and $111 million for the three and nine months ended September 30, 2008, respectively, and $40 million and $118 million for the three and nine months ended September 30, 2007, respectively.

Only assets which are identifiable by segment and reviewed by the Company’s management are allocated to segment assets. Allocated assets include goodwill and finished goods inventory. All other assets are not identifiable by segment and are included in Corporate and Other.
The following table summarizes information about segment assets as of September 30, 2008 and December 31, 2007:

	September 30,	December 31,
Total assets	2008	2007

Newsprint (4)	$659	$885
Specialty papers	468	493
Wood products	49	78
Corporate and other	3,742	5,116

	$4,918	$6,572

4)	The Company transferred its investment in Donohue Corp. to a subsidiary of the Company’s ultimate parent, AbitibiBowater. See Note 6, “Sale of Donohue” for additional information. Included in the Company’s investment was $209 million of goodwill previously included in the Company’s Newsprint segment.
See accompanying notes to unaudited consolidated financial statements.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
1. Liquidity and debt
Liquidity and Short-term Debt
As described in Note 1, “Going Concern,” to the Abitibi-Consolidated Inc. (the “Company” or “Abitibi”) audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, the Company experienced a liquidity shortfall and faced significant near-term liquidity challenges at the end of the first quarter of 2008. These circumstances lent substantial doubt as to the ability of Abitibi to meet its obligations as they became due and, accordingly, substantial doubt as to the appropriateness of Abitibi’s use of accounting principles applicable to a going concern. As of March 31, 2008, the Company had a total of $355 million (US$346 million) of long-term debt maturing in 2008: $201 million (US$196 million) principal amount of its 6.95% Senior Notes due April 1, 2008 and $154 million (US$150 million) principal amount of its 5.25% Senior Notes due June 20, 2008, issued by Abitibi-Consolidated Company of Canada (“ACCC”), a wholly owned subsidiary of Abitibi. Additionally, the Company had revolving bank credit facilities with commitments totalling $710 million (US$695 million) maturing in the fourth quarter of 2008. These amounts were successfully refinanced on April 1, 2008 as described below.
Abitibi’s primary sources of liquidity and capital resources are cash on hand, cash provided from operations and available proceeds under the accounts receivable securitization program. In addition, cash generated by Donohue Corp. (“Donohue”) is used, in part, to service the debt obligations of Abitibi since Abitibi receives interest from AbitibiBowater Inc. (“AbitibiBowater”) on the note issued as consideration for the transfer of Donohue to another subsidiary of AbitibiBowater (see Note 6, “Sale of Donohue”). As of September 30, 2008, Abitibi had cash on hand of approximately $198 million. Abitibi’s third quarter 2008 cash used in operations was $17 million, an improvement of $164 million as compared to the second quarter of 2008.
Abitibi is not expected to have sufficient cash to repay its US$347 million term loan due March 30, 2009 (discussed below), without significant asset sales or external financing as presently contemplated by Abitibi’s refinancing plans, which Abitibi is actively pursuing. As a result, while the April 1 refinancings alleviated the substantial doubt about Abitibi’s ability to continue as a going concern, significant financial uncertainties and challenges remain for Abitibi to overcome including, but not limited to, Abitibi’s ability to repay or to refinance the US$347 million term loan due March 30, 2009 and to service its considerable debt, including the new debt resulting from the April 1 refinancings.
If Abitibi defaults under the terms of any of its indebtedness, some or all of Abitibi’s other long-term debt instruments could also go into default, possibly leading to the acceleration of the maturity of these obligations and requiring the presentation of these obligations as current liabilities.
April 1, 2008 Refinancings
The following series of financing transactions, completed on April 1, 2008, addressed the debt maturities and general liquidity needs of Abitibi.
▪	A private placement by ACCC of $422 million (US$413 million) of 13.75% senior secured notes due April 1, 2011 (“2011 Notes”). The 2011 Notes are guaranteed by Abitibi, Donohue and certain of their subsidiaries, and are secured by mortgages on certain pulp and paper mills owned by, and security interests in and pledges of certain other assets of, ACCC and its subsidiaries that are guarantors.

▪	A $409 million (US$400 million) 364-day senior secured term loan due March 30, 2009 (“Term Loan”) to ACCC, with interest at LIBOR plus 800 basis points, with a 3.5% LIBOR floor. On April 15, 2008, ACCC repaid $51 million (US$50 million) of the Term Loan with a portion of the proceeds from the April 10, 2008 sale of Donohue’s Snowflake, Arizona newsprint mill (see Note 7, “Assets held for sale and liabilities associated with assets held for sale”) and repaid another $3 million (US$3 million) of the Term Loan with a portion of the proceeds from other debt issuances. The outstanding balance at September 30, 2008 was $369 million (US$347 million). The Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the personal property of Donohue and its subsidiaries (including accounts receivable, inventory and equipment), the pledge of the stock or other equity interest of certain subsidiaries of Donohue and by the real estate relating to the Alabama River newsprint mill. The Term Loan ranks effectively senior to the 2011 Notes and the 2010 Notes (see following paragraph) to the extent of the collateral securing the Term Loan, while the 2011 Notes rank effectively senior to the Term Loan and the 2010 Notes to the extent of the collateral securing the 2011 Notes.

▪	The private exchange of a combination of US$293 million principal amount of new senior unsecured 15.5% notes due July 15, 2010 of ACCC (“2010 Notes”) and US$218 million in cash for an aggregate of $465 million (US$455 million) of outstanding notes issued by Abitibi, ACCC and Abitibi-Consolidated Finance L.P. (“ACF”), a wholly-owned subsidiary of Abitibi. The exchange resulted in a debt extinguishment gain during the second quarter of 2008 of approximately $36 million, which is included in “Other (income) expense, net” on the Consolidated Statements of Operations for the nine months ended September 30, 2008. The 2010 Notes were issued at a discount of US$82 million. The fair value of the 2010 Notes was determined to be 72% of par, based on observed market prices of the 2010 Notes after they began trading on April 7, 2008 extrapolated backwards to April 1, 2008 based on fluctuations in the observed market prices of comparable outstanding Abitibi public debt. This exchange represents a second quarter 2008 non-cash financing item of US$211 million. During the second quarter of 2008, Abitibi repaid US$21 million of 6.95% Notes due April 1, 2008 and US$12 million of 5.25% Notes due June 30, 2008, that were not tendered for exchange in the private exchange offer.

▪	US$350 million cash received from AbitibiBowater, together with notes receivable and assumed, in exchange for the sale of Donohue. AbitibiBowater financed this acquisition from a private sale of US$350 million convertible notes.

▪	Abitibi’s former bank credit facility was repaid and cancelled.
As a result of the refinancings and the cancellation of Abitibi’s former bank credit facility, Abitibi is no longer subject to financial maintenance covenants on its recourse debt. However, the Term Loan, the 2010 Notes and the 2011 Notes restrict the ability of Abitibi and its respective subsidiaries to incur additional indebtedness, to grant additional liens, to pay dividends or make loans to AbitibiBowater, to make acquisitions or to make other investments.
Accounts Receivable Securitization Program
Abitibi and Donohue (the “participants”) continue to participate in the Accounts Receivable Securitization Program (the “program”) that was established when Donohue was a subsidiary of Abitibi. Accordingly, the participants share between themselves the amounts available under the program.
The participants sell most of their trade receivables in order to reduce working capital requirements. The program is committed until July 2009 to obtain aggregate cash proceeds of up to $373 million (US$350 million) from accounts receivable. The participants expect to renew or enter into a similar accounts receivable securitization program prior to the maturity of the existing program.
As of September 30, 2008, amounts outstanding under the participants’ accounts receivable securitization program were as follows:

				Weighted
				Average
		Amount	Termination	Interest
(Unaudited, in millions)	Commitment	Outstanding	Date	Rate

Off-Balance Sheet:
U.S. dollar	$350	$255	07/09	8.33%

As of September 30, 2008, the participants transferred $516 million (US$485 million) of trade receivables resulting in cash proceeds of $271 million (Abitibi $188 million, Donohue $83 million) (US$255 million), which represented the total available at that time, based on current level and eligibility of trade receivables. Accounts receivable are sold at discounted amounts based on the securitization provider’s funding cost plus a margin. The participants act as servicing agents and administer the collection of the accounts receivable sold pursuant to these agreements.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
The fees received for servicing the accounts receivable approximate the value of services rendered. The amount that can be obtained under the program depends on the amount and nature of the accounts receivable available to be sold. The commitment fee for the unused portion is 50 basis points.
2. Basis of presentation
Combination
On October 29, 2007, pursuant to a Combination and Agreement and Plan of Merger, dated as of January 29, 2007, Abitibi and Bowater Incorporated combined in a merger of equals with each becoming a wholly-owned subsidiary of AbitibiBowater.
Donohue
Prior to April 1, 2008, Donohue was a wholly-owned subsidiary of ACCC, which is a wholly-owned subsidiary of Abitibi. Donohue owns 52% of the Augusta Newsprint Company and operates the U.S. recycling operations and the Alabama River newsprint mill and, prior to its sale on April 10, 2008, the Snowflake newsprint mill. On April 1, 2008, ACCC transferred all of the outstanding common and preferred stock of Donohue to AbitibiBowater US Holding LLC (“Holding”), a direct subsidiary of AbitibiBowater, for a combination of $359 million in cash, a $143 million note assumed by Holding and a $360 million note issued by Holding. The $360 million note issued to ACCC by Holding bears interest at 13.75%, matures on March 31, 2013 and was contributed to ACCC as additional paid-in capital. Interest on the note is due semi-annually and until October 1, 2008, was recorded in interest income on the Consolidated Statement of Operations. Effective September 30, 2008, Abitibi reclassified the remaining balance of the note receivable of $251 million from Holding to a separate caption within shareholders’ (deficit) equity in the balance sheet. Management’s decision to reclassify this note receivable from a long-term asset to a separate caption within shareholders’ (deficit) equity is due to the fact that the note receivable will not be settled in the current year and the increasing uncertainty surrounding its ultimate repayment by Holding. As of September 30, 2008, with the current financial credit crisis, management evaluated Holding’s intent and ability to repay the note receivable and concluded that although it is Holding’s current intent to settle the note receivable, its ability to secure the necessary financing is uncertain. Given the nature of the relationship between Abitibi and Holding, which is controlled by Abitibi’s parent, AbitibiBowater, and the control inherent in that relationship, classifying this note receivable in shareholders’ (deficit) equity, with subsequent repayments of principle and interest reflected as contributed capital was considered appropriate. See Note 6, “Sale of Donohue.”
Since Donohue is no longer a subsidiary of Abitibi, the unaudited consolidated financial statements included herein do not reflect the financial position or results of operations of Donohue after March 31, 2008.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
Change in functional currency
The Company experienced several significant changes in its economic facts and circumstances resulting in a reconsideration of the functional currency of each of the Company’s domestic and foreign operations. The primary indicators of change were in cash flows from intercompany transactions and arrangements and cash flows from financing activities. The consideration received from Holding in the Donohue transaction was denominated in U.S. dollars. Further, the Company completed a series of financing transactions on April 1, 2008. As a result of these refinancing transactions, substantially all the Company’s debt is now denominated in U.S. dollars. Consequently, upon reconsideration, the Company concluded that the functional currency of the majority of the Company’s Canadian operations had changed from the Canadian dollar to the U.S. dollar. The change in functional currency was accounted for prospectively on July 1, 2008, with no change to previously reported results or balances. The exchange loss attributable to the remeasurement of the non-monetary items as of the date of the change in functional currency was included as part of the foreign currency translation adjustment included in a separate component of accumulated other comprehensive loss within shareholders’ (deficit) equity.
Effective July 1, 2008, and as a result of the change in functional currency, the Company translates all of its foreign operations with a functional currency of the U.S. dollar into its reporting currency of the Canadian dollar. As a result of translating these non-monetary assets at the current rate as of July 1, 2008, the Company’s non-monetary assets and shareholders’ (deficit) equity decreased by $909 million, as follows:

Increase (decrease)

Inventories, net	$3
Prepaid expenses	1
Property, plant and equipment, net	(537)
Intangible assets, net	(69)
Assets held for sale	(3)
Goodwill	(307)
Other assets	(1)
Non-controlling interests	4

Change in non-monetary assets and shareholder’s (deficit) equity	$(909)

Additionally, the Company will no longer recognize foreign currency transaction gains and losses on the remeasurement of its U.S. dollar-denominated debt. Instead, the Company will record transaction gains and losses on the majority of its Canadian dollar-denominated monetary balance sheet items.
Comparative figures
Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.
3. Summary of significant accounting policies
These interim consolidated financial statements are prepared in accordance with Canadian GAAP, with the exception that these disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.
These interim consolidated financial statements are prepared using the same accounting principles and application thereof as Abitibi’s audited consolidated financial statements included in its 2007 Annual Report on Form 20-F, except for the recently adopted accounting pronouncements.
General standards of financial presentation
In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board (“AcSB”) issued amended CICA Handbook (the “Handbook”) Section 1400, General Standards of Financial Statement Presentation. The Section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The Company adopted this standard when it became effective on January 1, 2008. This standard did not impact the presentation of its financial statements.
Capital disclosures
On January 1, 2008, the Company adopted Section 1535 of the Handbook, Capital Disclosures. The capital disclosures standards establish required disclosure of information about an entity’s capital and how it is managed, including an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.
Inventories
On January 1, 2008, the Company adopted Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of costs and its

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.
The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.
Entities can choose to apply the standard either to opening inventory for the period, adjusting opening retained earnings by the difference in the measurement of opening inventory, or retrospectively, by restating prior periods. The adoption of this standard had no significant impact on the Company’s consolidated financial position as the Company was already following most of the newly required practices.
Financial instruments — disclosure and presentation
In December 2006, the AcSB published the following two Sections of the CICA Handbook: Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These two Sections came into effect on January 1, 2008 replacing Section 3861, Financial Instruments — Disclosures and Presentation. These changes are disclosed in Note 13, “Financial instruments and capital management.” The new standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate and enhance their understanding of the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. The existing requirements on presentation of financial instruments have been carried forward unchanged.
In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.
Translation of foreign currencies
Self-sustaining foreign operations
Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are first re-measured into the functional currency of those foreign operations, which is mainly the US. dollar, and are subsequently translated to Canadian dollars at exchange rates as of the balance sheet date; the resulting unrealized exchange gains or losses are included in accumulated other comprehensive loss in shareholders’ (deficit) equity. Revenue and expense items are translated using the same method at the exchange rate in effect on the date on which such items are recognized into earnings.
Translation of other foreign currency transactions
Monetary items denominated in a currency other than the functional currency, such as foreign currency debt are translated at the exchange rate as of the balance sheet date. The resulting exchange gains or losses are included in earnings of the period. Realized gains and losses on currency options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.
Accounting principles issued but not yet implemented
Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 of the Handbook, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The objectives of the new standard are to reinforce the principles-based approach to the recognition of costs as an asset

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
under the current definition of assets and the recognition principles in the conceptual framework, and to clarify the application of the concept of matching of revenues and expenses.
The changes will be effective for fiscal years beginning on or after October 1, 2008. Earlier adoption is permitted. The Company is currently assessing the impact that this accounting pronouncement will have on its consolidated financial statements.
4. Short-term debt and long-term debt
  Short-term debt

	September 30,	December 31,
	2008	2007

Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers’ acceptances, prime, U.S. base rate or LIBOR	$—	$383
Senior secured term loan with interest at LIBOR plus 800 basis points, with a 3.5% LIBOR floor	369	—

As more fully described in Note 1, “Liquidity and debt,” on April 1, 2008, Abitibi’s former bank credit facility was repaid and cancelled and Abitibi entered into a 364-day senior secured term loan.
Long-term debt

	September 30,	December 31,
	2008	2007

Recourse debt:
US$196 million 6.95% notes due April 1, 2008	$—	$193
US$150 million 5.25% notes due June 20, 2008	—	148
US$150 million 7.875% notes due August 1, 2009	8	148
US$395 million 8.55% notes due August 1, 2010	420	388
US$413 million 13.75% senior secured notes due April 1, 2011	440	—
US$200 million 7.75% notes due June 15, 2011	219	205
US$200 million three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011	213	200
US$293 million 15.5% Senior notes due July 15, 2010	238	—
US$350 million 6.00% notes due June 20, 2013	373	350
US$450 million 8.375% notes due April 1, 2015	479	449
US$100 million 7.40% debentures due April 1, 2018	93	87
US$250 million 7.50% debentures due April 1, 2028	226	204
US$250 million 8.50% debentures due August 1, 2029	253	235
US$450 million 8.85% debentures due August 1, 2030	479	449
Other recourse debt, due in installments through 2012	15	15
Non-recourse debt:
CAD $250 million 7.132% term loan due March 31, 2017 (1)	250	250
9.2% amortized loan maturing April 1, 2023(2)	—	22

	3,706	3,343
Less: Due within one year	11	342

	$3,695	$3,001

(1)	Term loan, non-recourse to the Company, which requires ACH Limited Partnership to meet a specific financial ratio.

(2)	Amortized loan, non-recourse to the Company, secured by the assets of Star Lake Hydro Partnership.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
5. Closure costs, impairment and other related charges
The principal components of closure costs, impairment and other related charges are as follows:

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Severance and related costs	$—	$3	$8	$22
Impairment of long-lived assets of Donohue (see Note 6)	—	—	421	—
Impairment of long-lived assets of Mackenzie	91	—	91	—
Other impairment of long-lived assets	(1)	—	6	—
Litigation	—	—	6	—

	$90	$3	$532	$22

Immediately upon the Combination, AbitibiBowater began a comprehensive strategic review of its operations to reduce costs and improve its profitability. On November 29, 2007, AbitibiBowater announced the results of the initial phase of its comprehensive review, which included a decision to reduce its newsprint and specialty papers production capacity by approximately one million metric tons per year. The reductions included the permanent closure of the Abitibi’s Belgo, Quebec facility and Fort William, Ontario facility, as well as the indefinite idling of the Abitibi’s Mackenzie, British Columbia facility, including two sawmills that directly support the Mackenzie paper mill operations. These actions were completed in the first quarter of 2008.
In November 2008, AbitibiBowater announced the permanent closure of Abitibi’s previously idled Mackenzie paper mill, based on current market conditions. Upon review of the recoverability of the long-lived assets at this paper mill, Abitibi used this additional information and recorded long-lived asset impairment charges of $91 million for the three and nine months ended September 30, 2008. The fair value of the long-lived assets of the Mackenzie paper mill was determined to be zero based on its estimated sale and salvage value. Additionally, $3 million of mill stores inventory was determined to be unusable and was recorded in cost of sales.
In the three and nine months ended September 30, 2008, the Company recorded less than $1 million and $9 million, respectively, of severance and related costs associated with employee reduction initiatives throughout the Company, as well as the departure of certain corporate executives in the second quarter of 2008.
In the three months ended September 30, 2007, the Company recorded $3 million of severance and related costs mainly associated with the indefinite idling of its Fort William, Ontario facility, which was subsequently permanently closed. For the nine months ended September 30, 2007, the Company recorded a charge of $22 million, mainly related to the Fort William facility and other labor-related charges.
The following table provides a reconciliation of the mill closure elements provision for the three and nine months ended September 30, 2008 and 2007:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Mill closure elements provision, beginning of period	$31	$12	$60	$7
Mill closure elements incurred during the period	1	1	5	21
Payments	(9)	(3)	(42)	(18)

Mill closure elements provision, end of period	$23	$10	$23	$10

The Company expects to pay most of the balance of the provision for mill closure elements by December 31, 2008. This provision is included in “Accounts payable and accrued liabilities” in the Consolidated Balance Sheets.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
6. Sale of Donohue
Prior to April 1, 2008, Donohue was a wholly-owned subsidiary of ACCC, which is a wholly-owned subsidiary of Abitibi. Donohue indirectly owns 52% of the Augusta Newsprint Company and operates the U.S. recycling operations and the Alabama River newsprint mill and, prior to its sale on April 10, 2008, the Snowflake newsprint mill. On April 1, 2008, ACCC exchanged its interest in Donohue. Gross proceeds of approximately $862 million were received from Holding through September 30, 2008. Since the transfer of Donohue was between subsidiaries of the ultimate parent, AbitibiBowater, the sale was recorded at the carrying value of Donohue as of April 1, 2008 (“the continuity-of-interests” method).
The sale of Donohue was a triggering event which required a review of the asset groups for recoverability. The Company’s testing indicated that there was an impairment of the long-lived assets of these mills of approximately $421 million. The asset impairment was based on a comparison of the book values of Donohue to the fair value of the Donohue assets removed. This asset impairment analysis also included an allocation of goodwill as discussed below.
The Company has two reporting units with goodwill allocated to them: the Newsprint reporting unit and the Specialty Papers reporting unit. The Company sold Donohue, which owned its Alabama River paper mill, Snowflake paper mill and Lufkin paper mill and its 52% interest in the Augusta paper mill. The Alabama River paper mill, Snowflake paper mill and a portion of the Augusta paper mill were components of the Company’s Newsprint reporting unit prior to the disposal of Donohue. The Lufkin paper mill was permanently closed in November 2007 and was not a component of a reporting unit with allocated goodwill.
The sale of Donohue was also a triggering event which required a review of whether such an event would more likely than not reduce the fair value of the Company’s Newsprint reporting unit below its carrying amount. Upon review of the facts, the Company concluded that it was not likely that the fair value of the reporting unit had fallen below its carrying values just prior to the sale of Donohue.
Since the sale of Donohue comprised a portion of a reporting unit that constitutes a business, a portion of the goodwill in the Newsprint reporting unit was allocated to the components that were included in the sale of Donohue based on the relative fair value of the disposed newsprint components to the fair value of the components of the Newsprint reporting unit that will remain with Abitibi. The allocation of goodwill to the components included in the sale of Donohue was as follows:

Allocation of
Goodwill as of
Components of Newsprint reporting unit	April 1, 2008

Spin-off components	$209
Other components	592

Total	$801

Immediately after the sale of Donohue, the Company evaluated its Newsprint reporting unit for impairment. Reference is made to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed March 31, 2008, for details about assumptions used in the testing of the Company’s goodwill for impairment. No significant changes to those assumptions were needed for this interim test. The Company’s testing indicated that there was no impairment of the goodwill included in the Newsprint reporting unit immediately following the sale of Donohue.
The exchange of Donohue took place through a series of intracompany transactions comprised of the sale by ACCC of 200,000 common shares and 151,492 preferred shares of Donohue and the transfer of ACCC’s outstanding loans, plus accrued and unpaid interest to Donohue. The consideration received and carrying value of net assets removed were as follows:

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)

Consideration received
Cash	$359
Note payable by ACCC to Donohue assumed by a subsidiary of AbitibiBowater	143
Note receivable from a subsidiary of AbitibiBowater	360

Total consideration	$862

Net assets removed
Current assets	$253
Property, plant and equipment, net	129
Other non-current assets	144
Goodwill	209
Current liabilities	(152)
Long-term liabilities	(181)
Foreign currency translation adjustment (note 10)	415

Carrying value of net assets removed	$817

The $360 million note receivable bears interest at 13.75%, matures on March 31, 2013 and was contributed by Holding to ACCC as additional paid-in capital. Interest on the note is due semi-annually and, until October 1, 2008, was recorded in interest income on the Consolidated Statement of Operations. Since the note receivable is due from a subsidiary of Abitibi’s parent, AbitibiBowater, it has been classified as a separate caption in shareholders’ (deficit) equity. In the second quarter of 2008, Holding repaid approximately $132 million of the note with the proceeds from the sale of Donohue’s Snowflake mill. The note receivable balance at September 30, 2008, after an exchange adjustment of $7 million and accrued interest of $16 million, was $251 million. Subsequent repayments of principle and interest on the note receivable will be reflected as contributed capital in shareholders’ (deficit) equity. Refer to Note 2, “Basis of presentation — Donohue” for disclosure of the basis and reasons for the reclassification of the note receivable to shareholders’ (deficit) equity effective September 30, 2008. Subsequent to the finalization of the fair value of Donohue during the third quarter, an increase to the intercompany note balance by $45 million was agreed to between Abitibi and Holding, resulting in a adjustment to contributed surplus of the same amount.
7. Assets held for sale and liabilities associated with assets held for sale
Assets held for sale are comprised of the following:

	September 30,	December 31,
	2008	2007

Accounts receivable	$—	$2
Inventories, net	—	15
Prepaid expenses	—	1
Property, plant and equipment, net	40	156

Total assets held for sale	$40	$174

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
Liabilities associated with assets held for sale are comprised of the following:

	September 30,	December 31,
	2008	2007

Accounts payable and accrued liabilities	$1	$17
Long-term debt due within one year	1	—
Long-term debt	22	—
Other long-term liabilities	1	2

Total liabilities associated with assets held for sale	25	19
Current portion of total liabilities associated with assets held for sale	2	17

Non-current portion of total liabilities associated with assets held for sale	$23	$2

At September 30, 2008, Abitibi held a hydroelectric facility and some timberlands for sale. The Company expects to complete a sale of these assets within the next twelve months for an amount that exceeds their individual carrying values. The assets and liabilities held for sale are carried on the Consolidated Balance Sheets at the lower of carrying value or fair value less costs to sell. The Company ceases recording depreciation and amortization when assets are classified as held for sale.
8. Other (income) expense, net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Refinancing transaction costs (1)	$—	$—	$68	$—
Gain on extinguishment of debt (1)	—	—	(36)	—
Interest income (including interest on note from an affiliate)	(6)	(4)	(14)	(11)
Discount on sale of accounts receivable	—	6	4	19
Net gains or losses representing net changes in the fair value of financial assets and financial liabilities held-for-trading	(3)	—	(1)	—
Gain on transfer of timberlands	—	—	—	(9)
Net gain on dilution of interest in subsidiary	—	—	—	(33)
Other, net	—	(1)	7	5

	$(9)	$1	$28	$(29)

(1)	These items are related to the refinancing transactions described in Note 1, “Liquidity and debt.”
9. Income tax expense (recovery)
In the three and nine months ended September 30, 2008, income tax benefits of approximately $73 million and $206 million generated on the Company’s current quarter operating losses were entirely offset by tax charges to increase the Company’s valuation allowance related to these tax benefits. Included in the $206 million is an adjustment of approximately $42 million related to an increase in the valuation allowance on the Company’s deferred tax asset position, that required a full valuation allowance, and represented a correction of a prior period error in the first quarter of 2008. No tax benefit was recorded with regard to the $421 million impairment of Donohue’s long-lived assets recorded in the second quarter of 2008, as this loss was non-deductible. Any income tax benefits recorded on any future operating losses generated by the Company’s operations will probably be offset by additional increases to the valuation allowance (tax charges).

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
10. Accumulated other comprehensive loss
The components of accumulated other comprehensive loss are as follows:

	September 30,	December 31,
	2008	2007

Foreign currency translation adjustment	$(933)	$(444)
Unrecognized gains on derivative instruments designated as cash flow hedging instruments, net of taxes of $9 million at December 31, 2007.	—	20

	$(933)	$(424)

With respect to the Abitibi’s investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company’s investment in the respective foreign operations.

	September 30,	December 31,
	2008	2007

Foreign currency translation adjustment, beginning of period	$(444)	$(264)
Unrealized losses for the period on translation of net assets	5	(180)
Exchange loss on change in functional currency at July 1, 2008	(909)	—
Sale of Donohue (see Note 6 “Sale of Donohue”)	415	—

Foreign currency translation adjustment, end of period	$(933)	$(444)

See Note 2, “Basis of Presentation — Change in functional currency,” for additional information regarding the exchange loss on reconsideration of functional currency at July 1, 2008.
11. Inventories, net

	September 30,	December 31,
	2008	2007

Newsprint and specialty papers	$97	$137
Wood products	50	78
Logs, chips and other raw materials	116	146
Production and maintenance supplies	149	169

	$412	$530

12. Employee future benefits
The following table provides total employee future benefit costs for the periods:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Defined contribution pension plans	$1	$4	$5	$11
Defined benefit pension plans and other benefits	23	37	63	114

	$24	$41	$68	$125

13. Financial instruments and capital management
Please refer to the financial statement notes to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, for additional information regarding the description and designation basis of the financial instruments held.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
Nature and extent of risks arising from financial instruments
In the normal course of business, the Company is exposed to certain financial risks. Risk management is carried out by a central treasury department under policies approved by the Board of Directors. This department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as currency risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity.
Derivative financial instruments
The Company utilizes certain derivative instruments to enhance its ability to manage risk relating to cash flow and fair value exposures. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes; however, it does, from time to time enter into interest rate, commodity and currency derivative contracts that are not accounted for as accounting hedges.
Financial derivatives designated as held-for-trading consist of foreign currency contracts of $1 million, classified as financial assets under accounts receivables, and less than $1 million of foreign currency contracts of financial liabilities, classified as accounts payables. Interest rate swaps with a fair value of $4 million are used as fair value hedges of long-term debt.
Credit risk
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. The Company has a large and diversified customer base, and as a result, does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses. Historically, credit losses are low and the Company provides for an allowance for doubtful accounts to absorb credit losses. The allowance for doubtful accounts was $12 million at September 30, 2008 and $6 million at December 31, 2007.
The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with institutions that possess investment grade credit ratings and sets a credit limit on a percentage basis that it can contract with any given financial institution. The Company has entered into master netting agreements with those counterparties, which provides that in the event of default, any amounts due to or from a counterparty will be offset. The risk of counterparty non-performance is considered to be unlikely.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company aims to maintain flexibility in funding by keeping sufficient funds available. Refer to Note 1, “Liquidity and debt” for additional information regarding how the Company manages its liquidity risks. The following table summarizes the aggregate amount of contractual future cash flows for the Company’s financial liabilities as at September 30, 2008.
The carrying value of all financial instruments approximates fair value, except for the following:

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)

		One to	Four to	After five
	Total	three years	five years	years	Fair Value

Non-derivative financial liabilities
Long-term debt (excluding amount due within one year)	$3,695	$1,537	$376	$1,782	$2,187
Other long-term liabilities	48	36	11	1	48

	$3,743	$699	$889	$2,155	$2,235

Substantially all of the Company’s assets have been pledged against financial liabilities as of September 30, 2008 (December 31, 2007 — $920 million).
Foreign exchange risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency exchange rates, primarily arising from sales, purchases and loans that are denominated in a currency other than the respective functional currencies of the Company’s foreign and domestic operations. To reduce the Company’s exposure to Canadian dollar exchange rate fluctuations, the Company periodically enters into and designates foreign currency derivatives to hedge certain of its forecasted foreign currency cash inflows.
Interest rate risk
Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its fixed-rate and variable-rate long-term debt and its short-term variable-rate bank debt. The Company’s objective is to manage the impact of interest rate changes on earnings and cash flows and on the market value of its borrowings. The Company has US$100 million of notional amount of interest rate swaps that exchange a fixed rate for a variable rate. At September 30, 2008, 86% (December 31, 2007 – 85%) of the Company’s debt was at fixed rates.
The following table summarizes the Company’s exposure to changes in interest rates and foreign currency on its financial assets and liabilities.

			Foreign exchange
		Interest rate risk	rate risk
	Carrying	change of 1%	change of 10%
	amount	Income [1]	Income

Financial assets
Cash and cash equivalents	$198	$1	$3
Accounts receivable	192	—	7
Derivative instruments	—	—	—
Interest rate swaps	4	—	—

Financial liabilities
Accounts payable and accrued liabilities	607	—	50
Short-term debt	369	1	—
Long-term debt due within one year	11	—	—
Long-term debt	3,695	1	1

[1]	Represents the effect on net loss and other comprehensive loss for the three months ended September 30, 2008.
Capital management
The Company’s objectives when managing capital are:
•	to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders;

•	to make proper capital investments for asset compliance and maintenance purposes to ensure the Company remains competitive and in compliance with regulatory requirements;

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
•	to make proper capital investments to seek opportunities to reduce costs and to increase sales of higher-margin grades of value added uncoated papers; and

•	from a financial perspective, achieving stable liquidity and reducing the Company’s debt are the top priorities going forward.
The Company’s primary sources of liquidity and capital resources are cash on hand, cash provided by operations and available borrowings under Abitibi’s and Donohue’s accounts receivable securitization program. The Company’s major cash requirements are to fund operating activities, working capital, capital expenditures and debt service obligations. Refer to Note 1, “Liquidity and debt” for additional information regarding how the Company manages its capital.
As a result of the refinancings and the cancellation of Abitibi’s former bank credit facility, Abitibi is no longer subject to financial maintenance covenants on its recourse debt. However, the Term Loan, the 2010 Notes and the 2011 Notes restrict the ability of Abitibi and its respective subsidiaries to incur additional indebtedness, to grant additional liens, to pay dividends or make loans to AbitibiBowater, to make acquisitions or to make other investments.
The total capital as of September 30, 2008 and December 31, 2007 is calculated as follows:

	September 30,	December 31,
	2008	2007

Short-term and long-term debt	$4,075	$3,726
Non-controlling interests	33	69

Total debt and non-controlling interests	4,108	3,795
Shareholders’ (deficit) equity [1]	(227)	1,526

	3,881	5,321
Less cash and cash equivalents	198	132

Total capital	$3,683	$5,189

[1]	Shareholders’ (deficit) equity includes accumulated other comprehensive loss, net of unrecognized gains and losses on derivative instruments designated as cash flow hedges.
14. Related party transactions
On January 1, 2008, the Company began providing certain corporate administrative services on behalf of AbitibiBowater and certain of its subsidiaries (referred to as “Affiliates”) including legal, finance, tax, risk management, IT, executive management, payroll and employee benefits. As such, the Company has charged a portion of its general and administrative expenses to its Affiliates and recorded this charge as a reduction of its costs, based on specific identification or on an appropriate allocation key (e.g., sales, purchases, headcount, etc.) determined by the type of expense or department. During the three and nine months ended September 30, 2008, the Company charged its Affiliates approximately $5 million and $16 million, respectively, for certain corporate administrative expenses that the Company incurred on behalf of those Affiliates.
During the three and nine months ended September 30, 2008, the Company also sold $49 million of paper to Bowater Incorporated.
Affiliates of the Company maintain a centralized domestic sales force. The Company sells products to its Affiliates at the same price the Affiliates sell those products to third party customers. In order to compensate the Affiliates for these services, the Company is charged a service fee equal to 120% of the Affiliate’s selling costs based on the value of the products sold. The fees charged to the Company's wholly-owned subsidiaries are eliminated in consolidation. During the three and nine months ended September 30, 2008, the Company was charged $3 million and $7 million, respectively, for these services. During the three and nine months ended September 30, 2008, the Company sold goods in the amount of approximately $431 million and $826 million, respectively, to Donohue, now an Affiliate.
During the three and nine months ended September 30, 2008, the Company purchased approximately $41 million and $68 million, respectively, of inventory from Donohue, which the Company has sold or plans to sell to third party customers.

Abitibi-Consolidated Inc.
Notes to Unaudited Consolidated Financial Statements
September 30, 2008
(in millions of Canadian dollars, unless otherwise noted)
As of September 30, 2008, the amount receivable from Donohue and its subsidiaries was $163 million and the amount receivable from the Company’s other Affiliates was $66 million with respect to all transactions between the parties.
As part of the consideration for the sale of Donohue, the Company recorded a note receivable from a subsidiary of AbitibiBowater (see Note 6, “Sale of Donohue”). For the three and nine months ended September 30, 2008, interest income of $11 million and $16 million, respectively, was included in Other (income) expense, net, on the Consolidated Statements of Operations.
During the three and nine months ended September 30, 2008, goods in the amount of $2 million and $6 million, respectively, were sold to Affiliates and to AbitibiBowater, to which the Company is related through common control. These transactions were made in the normal course of business and have been recorded at the exchange amounts. During the three and nine months ended September 30, 2008, the Company purchased $9 million and $20 million, respectively, of inventory from Affiliates, excluding Donohue.